Exhibit 99.1

Enthusiast Gaming to Announce First Quarter 2023 Results on May 15, 2023

LOS ANGELES, May 03, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) will report financial and operating results for its first quarter ending March 31, 2023, on Monday, May 15, 2023, after the market closes.

Management will host a conference call and webcast on May 15, 2023, at 5:00 p.m. ET to review and discuss the first quarter 2023 results.

Conference call details:

Toll Free: 1-855-239-1101

Conference ID: 10178677

Live Webcast:

https://viavid.webcasts.com/starthere.jsp?ei=1613320&tp_key=6a6272a572

If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website, enthusiastgaming.com/investors.

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Contacts Investor Relations:

Alex Macdonald, Chief Financial Officer
investor@enthusiastgaming.com